October 16, 2012

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Professional Diversity Network, LLC
Amendment No. 5 to Registration Statement on Form S-1
Filed October 5, 2012
File No. 333-181594

Dear Ms. Jacobs:

By letter dated October 12, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) submitted by Professional Diversity Network, LLC (the “Company”).

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

General

1.	We note your response to prior comment 6 regarding the statements by LOYAL3 Securities, Inc.’s Chief Executive Officer on May 23, 2012 in the Fox television interview, but we disagree with your analysis. We believe Mr. Schneider’s statements constitute an “offer” for purposes of Section 5. In addition, we do not agree that the interview constitutes a free writing prospectus permitted by Rule 433(f) under the Securities Act. One of the conditions for a media free writing prospectus by a non-reporting company is that, before the media broadcast is made, a registration statement “relating to the offering has been filed that includes a prospectus.” See Rule 433(b)(2)(ii). You did not register the shares relating to the IPO CSOP or file the IPO CSOP prospectus until August 1, 2012. A reference to your plan to conduct an IPO CSOP in the firm commitment prospectus is not enough to satisfy this condition of Rule 433(f) because the reference is neither a registration statement nor a prospectus relating to the IPO CSOP. However, we have determined not to pursue this issue further given the passage of several months since the interview and the limited nature of the reference to the IPO CSOP in the interview.

Response

We appreciate that the Staff has determined not to pursue this issue further.

Barbara C. Jacobs
October 16, 2012

Firm Commitment Underwritten IPO prospectus

Certain Relationships and Related Party Transactions, page 71

2.	In response to prior comment 5 of our comment letter dated August 3, 2012, you noted that the company entered into a letter of intent with Careerimp Inc. to acquire its assets and assume certain liabilities. We note that your Executive Vice President of Operations and Technology, Ayan Kishore, served as the Chief Executive Officer and founder of Careerimp from 2009 to 2012. Please tell us whether the letter of intent was entered into in connection with Mr. Kishore’s employment with Professional Diversity. To the extent that this is a related party agreement, please disclose this transaction in this section.

Response

On October 15, 2012, we terminated the letter of intent with Careerimp that we entered on June 22, 2012. On October 15, 2012, we executed a new letter of intent with Careerimp. We have added disclosure in the related party transaction section to disclose such agreement.

Financial Statements

Statements of Income and Other Comprehensive Loss, page F-3

3.	We note you revised the title of this statement in response to our prior comment 5. Please explain further why you refer to comprehensive “loss” when your financial statements reflect comprehensive income. As appropriate, please revise to refer to this statement as your Statement of Comprehensive Income pursuant to the guidance in ASC 220-10-45-1C.

Response

We have renamed our “Statements of Income and Other Comprehensive Loss” to “Statements of Comprehensive Income”.

IPO CSOP Prospectus

Prospectus Cover Page

4.	Please refer to prior comment 8 and disclose that there is no assurance that any shares will be sold in this offering. Please revise.

Barbara C. Jacobs
October 16, 2012

Response

We have added disclosure on the Prospectus cover page for the IPO CSOP to state that there is no assurance that any shares will be sold in the IPO COSP offering.

5.

We note your revised disclosure in response to prior comment 13 that the offering termination date is “subject to LOYAL3 Securities, Inc.’s discretion to close the offering at any time prior to final pricing.” Please tell us why the statutory underwriter, LOYAL3 Securities Inc., rather than the company is able to exercise discretion to terminate the offering given that this appears to be a direct offering by the company. We believe that this disclosure conflicts with the disclosure in the firm commitment prospectus, for example, on the prospectus cover page. If LOYAL3 Securities does have discretion, please explain the circumstances in which LOYAL3 Securities, Inc. could terminate the offering prior to final pricing.

Response

We have revised the disclosure on the cover page of the IPO CSOP prospectus and on page A7 to state that Professional Diversity Network, Inc. has discretion to terminate the IPO CSOP offering and removed any reference to LOYAL3 Securities, Inc.

If you have any questions, please contact our counsel Brian Lee or Michael Froy at SNR Denton US LLP. Mr. Lee may be reached at (212) 768-6926 and Mr. Froy at (312) 876-8222.

Sincerely,

/s/ James Kirsch

James Kirsch

cc:	Brian Lee, Esq.
SNR Denton US LLP